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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*


                             WESTPOINT STEVENS INC.
-------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    919610 5
                                    919630 3
     -----------------------------------------------------------------------
                                 (CUSIP Number)

           Holcombe T. Green, Jr., HTG Corp., Atlanta Financial Center
  3343 Peachtree Road, N.E., Suite 1420, Atlanta, Georgia 30326 (404) 261-1187
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 11, 2000
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
                               (Page 1 of 10 Pages)

                                  SCHEDULE 13D

-----------------------------                         -------------------------
CUSIP NO.  919610 5, 919630 3                             PAGE 2 OF 10 PAGES
-----------------------------                         -------------------------

-------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          WPS Investors, L.P.
-------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3        SEC USE ONLY

-------------------------------------------------------------------------------
 4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          NA
-------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

-------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
-------------------------------------------------------------------------------
                       7         SOLE VOTING POWER

                                 0
     NUMBER OF        ---------------------------------------------------------
      SHARES           8         SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                    15,483,306
       EACH           ---------------------------------------------------------
     REPORTING         9         SOLE DISPOSITIVE POWER
      PERSON
       WITH                      0
                      ---------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                 15,483,306
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,483,306
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          [X]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          31.7%
-------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

14        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                         -------------------------
CUSIP NO.  919610 5, 919630 3                             PAGE 3 OF 10 PAGES
-----------------------------                         -------------------------

-------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          HTG Corp.
-------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3        SEC USE ONLY

-------------------------------------------------------------------------------
 4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00
-------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

-------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
-------------------------------------------------------------------------------
                       7         SOLE VOTING POWER

                                 0
     NUMBER OF        ---------------------------------------------------------
      SHARES           8         SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                    16,283,639
       EACH           ---------------------------------------------------------
     REPORTING         9         SOLE DISPOSITIVE POWER
      PERSON
       WITH                      0
                      ---------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                 16,283,639
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,283,639
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          [X]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          33.3%
-------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

14        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                         -------------------------
CUSIP NO.  919610 5, 919630 3                             PAGE 4 OF 10 PAGES
-----------------------------                         -------------------------

-------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Holcombe T. Green, Jr.
-------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3        SEC USE ONLY

-------------------------------------------------------------------------------
 4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00
-------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

-------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
-------------------------------------------------------------------------------
                       7         SOLE VOTING POWER

                                 1,700,186
                      ---------------------------------------------------------
     NUMBER OF         8         SHARED VOTING POWER
      SHARES
   BENEFICIALLY                  16,283,639
     OWNED BY         ---------------------------------------------------------
       EACH            9         SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                     1,700,186
       WITH           ---------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                 16,516,139
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,216,325
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          [X]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          37.2%
-------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

14        IN
-------------------------------------------------------------------------------

                                 AMENDMENT NO. 8
                                TO SCHEDULE 13-D


         This Amendment No. 8 amends the indicated items of the statement on
Schedule 13D, as amended, relating to the Class A Common Stock, $.01 par value ("Shares"), of WestPoint Stevens Inc., a Delaware corporation, filed on behalf of WPS Investors, L.P. ("WPS"), a Georgia limited partnership; HTG Corp., a Georgia corporation which is the sole general partner of WPS; and Holcombe T. Green, Jr., the President and sole director and shareholder of HTG Corp., as indicated below.

Item 2.  Identity and Background

         Item 2 is hereby restated as follows:

         (a) This statement is filed on behalf of WPS; HTG Corp., which is the sole general partner of WPS; and Holcombe T. Green, Jr., the sole director and shareholder and President of HTG Corp. The only other officers of HTG Corp. are Andrea Comeau-Shirley, Vice President, and Jan J. DeLong, Secretary and Treasurer. WPS, HTG Corp. and Mr. Green are collectively referred to herein as the "reporting persons."

         (b) The principal business address of each of WPS, HTG Corp., Ms. Comeau-Shirley and Ms. DeLong is Atlanta Financial Center, 3343 Peachtree Road, N.E, Suite 1420, Atlanta, Georgia 30326. Mr. Green's business address is 13th Floor, 1185 Avenue of the Americas, New York, New York 10036.

         (c) WPS is a limited partnership which has invested solely in securities, including the Shares.

         HTG Corp. is a corporation whose principal business is to serve as general partner of WPS.

         The principal occupation of Ms. Comeau-Shirley is to serve as Vice President of HTG Corp., and the principal occupation of Ms. DeLong is to serve as Secretary and Treasurer of HTG Corp.

         The principal occupation of Mr.Green is serving as Chief Executive Officer of the issuer.

         (d) During the last five years, none of the reporting persons, Ms. Comeau-Shirley or Ms. DeLong has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the reporting persons, Ms. Comeau-Shirley or Ms. DeLong was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Green, Ms. Comeau-Shirley and Ms. DeLong are citizens of the United States of America. WPS is a Georgia limited partnership, and HTG Corp. is a Georgia corporation.

Item 3.  Source and Amount of Funds

         Item 3 is hereby amended by adding the following:

         The Shares acquired by option exercise, as described in Item 5(c), were purchased with personal funds of Mr. Green.

         The financing for the Proposed Transaction (as defined in Item 4) may include debt financing, which it is anticipated would be incurred by the issuer, and/or additional funds provided by the reporting persons or potentially others.

Item 4.  Purpose of Transaction

         Item 4 is hereby restated as follows:

         The reporting persons originally acquired the Shares for investment purposes and have continuously reviewed this investment based on an evaluation of the issuer and its business and prospects. As a result of such review, on February 11, 2000, Holcombe T. Green, Jr. made a proposal to the board of directors of the issuer that all of the outstanding Shares, other than Excluded Shares (as defined below), be acquired for a cash purchase price of $21.00 per share through a merger of an entity owned by the reporting persons with the issuer or a similar transaction (the "Proposed Transaction"). "Excluded Shares" means all Shares currently owned by the reporting persons and may include Shares owned by certain other stockholders to be identified at a future date (such other stockholders may include certain members of the issuer's management). Consummation of the Proposed Transaction would be subject to the negotiation of an agreement to implement the Proposed Transaction and thereafter the approval of the issuer's board of directors and stockholders, as well as other customary conditions, including receipt of all necessary regulatory approvals. The reporting persons anticipate that upon completion of the Proposed Transaction, the issuer's common stock would cease to be traded on the New York Stock Exchange and would become eligible for termination of registration under the Securities Exchange Act of 1934.

         Depending on the response of the issuer's board of directors to the proposal and other factors deemed relevant by the reporting persons, the reporting persons may formulate other plans and/or make other proposals, and take such actions with respect to their investment in the issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D and any other similar actions as they may determine. Moreover, the reporting persons may amend or withdraw the proposal at any time in their sole discretion. Except as set forth in this Item 4, the reporting persons have no plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5(a) is hereby restated as follows:

         The Shares deemed to be beneficially owned by WPS exclude any Shares owned by any of the limited partners of WPS, with respect to which Shares WPS has neither voting nor dispositive power and as to which WPS disclaims beneficial ownership. HTG Corp., as the general partner of WPS, and Mr. Holcombe
T. Green, Jr., as the sole director and shareholder and President of HTG Corp., may be deemed to be beneficial owners of all Shares beneficially owned by WPS, which constitute an aggregate of 15,483,306 Shares, or approximately 31.7% of the Shares outstanding as of February 7, 2000. In addition, HTG Corp. may be deemed to be the beneficial owner of the Shares held by the following entities of which it is general partner: (i) 325,000 Shares held by Green and Company L.P., a limited partnership, and (ii) 475,333 Shares held by Green Capital IV, L.P., a limited partnership, as well as the 15,483,306 Shares held by WPS, constituting an aggregate of 16,283,639 Shares, or approximately 33.3% of the Shares outstanding on February 7, 2000. In addition, Mr. Green, as sole director and shareholder and President of HTG Corp., may be deemed beneficial owner of all Shares beneficially owned by HTG Corp., an aggregate of 16,283,639 Shares as well as 1,620,186 Shares he owns directly, 80,000 Shares subject to presently exercisable options, and 232,500 Shares held by Hall Family Investments, L.P., a limited partnership of which Mr. Green's wife is a general partner with respect to which he has dispositive power. As a result, Mr. Green may be deemed to be the beneficial owner of all of the foregoing Shares, constituting an aggregate of 18,216,325 Shares, or approximately 37.2% of the Shares outstanding as of February 7, 2000.

         Item 5(b) is hereby restated as follows:

         WPS has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 15,483,306 Shares owned directly by WPS. Since HTG Corp. is the general partner of WPS, Green & Company, L.P. and Green Capital IV, L.P., HTG Corp. is deemed to have shared voting and dispositive power with respect to 15,483,306 Shares owned by WPS as well as the 325,000 Shares owned by Green & Company, L.P. and the 475,333 Shares owned by Green Capital IV, an aggregate of 16,283,369 Shares. As the President of HTG Corp., Mr. Green is deemed to have shared voting and dispositive power with respect to all 16,283,369 Shares as to which HTG Corp. has beneficial ownership, as well as shared dispositive power with respect to the 232,500 Shares owned by Hall Family Investments, LP., which constitute an aggregate of 16,516,139 Shares, and sole voting and dispositive power with respect to 1,620,186 Shares he owns directly and 80,000 Shares subject to presently exercisable options or an aggregate of 1,700,186 Shares.

         Item 5(c) is hereby restated as follows:

         On February 4, 2000, Mr. Green exercised options granted by the issuer for an aggregate of 384,980 Shares at an exercise price of $13.3125 per Share, which was paid in cash.

         Item 5(d) is hereby restated as follows:

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

         Item 5(e) is not applicable.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1.  Joint Acquisition Statement pursuant to Rule 13d-1(f)(1).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 2000


                         /s/ Holcombe T. Green, Jr.
                       -----------------------------------------------------
                       Holcombe T. Green, Jr.,
                       signing in the capacities and on behalf of each of the persons listed in Exhibit 1 hereto.

                                  EXHIBIT INDEX


Exhibit           Description                           Sequential Page No.
-------           -----------                           -------------------

1                 Joint Acquisition Statement           10

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                         PURSUANT TO RULE 13(D)-1(F)(1)


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 11, 2000



                           /s/ Holcombe T. Green, Jr.
                         ------------------------------------------------------
                         Holcombe T. Green, Jr.,
                         signing in the capacities and on behalf of each of
                         the persons listed on Schedule I hereto.

                                   SCHEDULE I


WPS INVESTORS, L.P.
By:      HTG Corp.
         General Partner

         By:      Holcombe T. Green, Jr.
                  President


HTG CORP.
By:      Holcombe T. Green, Jr.
         President


HOLCOMBE T. GREEN, JR.
Individually